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                             April 5, 2024

       Wirawan Jusuf
       Chief Executive Officer
       Indonesia Energy Corporation Limited
       GIESMART PLAZA 7th Floor
       Jl. Raya Pasar Minggu No. 17A
       Pancoran     Jakarta 12780 Indonesia

                                                        Re: Indonesia Energy
Corporation Limited
                                                            Registration
Statement on Form F-3
                                                            Filed March 22,
2024
                                                            File No. 333-278175

       Dear Wirawan Jusuf:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. Please update your financial statements in accordance with Item 8.A of Form 20-F. Refer to Item 5(b) of Form
F-3.
   2. We note the securities being registered pursuant to the base prospectus include depositary shares. Please revise
the fee table filed as Exhibit 107 to the registration statement to include the depositary
shares.
 Wirawan Jusuf
FirstName   LastNameWirawan   Jusuf
Indonesia Energy  Corporation Limited
Comapany
April       NameIndonesia Energy Corporation Limited
       5, 2024
April 25, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Lawrence A. Rosenbloom, Esq.